US Securities and Exchange Commission
Division of Corporation Finance
Mail Stop: 3720 - CF/AD 11

February 22, 2008

Re; Calypso Wireless, Inc.

Form 10-KSB for the fiscal year ended December 31, 2006
Filed on August 29, 2007 and amended January 10, 2008

Form 10-QSB for the quarter ended June 30, 2007
Filed August 30, 2007 and amended January 10, 2008

File No. 1-8497

Ladies and Gentlemen:

In response to the staff’s comment letter dated January 15, 2008 Form 10-KSB of December 31, 2006 and Form 10-QSB of June 30, 2007 of Calypso Wireless, Inc.; we have answered each of the staff’s comments below. For the convenience of the staff, we have included each of the staff’s number comments followed by our numbered responses. Further, in connection with the submission of this response letter via EDGAR we are also filing an amended Form 10-QSB/A for Calypso Wireless which incorporates revised disclosure based upon the staff’s January 15, 2008 letter.

General

Comment 1.   Please file a Form 10-QSB for the period ended September 30, 2007 pursuant to Item 310(b) of Regulation S-B

Response 1.  Please note the Form 10-QSB for the quarter ended September 30, 2007 was filed on February 20, 2008.

Comment 2.   Refer to your form 8-K filed December 7, 2007 and to the proxy filed January 3, 2008.  We note in the form 8-K that you state that you believe that shares of common stock were issued without board approval.  Please tell us the timing and nature of the transactions related to the issuance of these shares, the amount of shares issued and the consideration received in conjunction with the issuances.  Tell us how you accounted for the consideration received in conjunction with the issuances.  Tell us how you accounted for the issuance of shares.  Please provide detailed disclosure of the nature, timing and amount of the transactions related to these stock issuances in your filings pursuant to the Securities Act of 1934.

Response 2.   Please note the disclosure in footnote 10 Subsequent Events for the timing and nature of the transactions related to the issuance of these shares, the amount of the shares issued and the consideration which was four patents.  The September 30, 2007 Form 10-QSB has been amended to include a statement in that same footnote that issuances of 4,000,000 shares at the stock price on September 4, 2007 (the date of issuance) was $0.17 amounting to an expense of $680,000 with the offsetting entry to capital stock and additional paid in capital.

In connection with this response and pursuant to the staff’s general comments, Calypso Wireless acknowledges:

- the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

/s/ Cheryl L. Dotson

Chief Financial Officer